

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

<u>Via E-mail</u>
David Rector
Chief Executive Officer
Orbital Tracking Corp.
1990 N. California Boulevard, 8th Floor
Walnut Creek, California 94596

     Re: Orbital Tracking Corp.
              Current Report on Form 8-K
              Filed December 16, 2014
              File No. 0-25097

Dear Mr. Rector:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Celeste M. Murphy for

                         Larry Spirgel
                         Assistant Director